Exhibit 99.4

CallVU Joins NICE inContact DEVone Program to Drive Contact Center
Efficiency with Intelligent Self-Service Options

CallVU’s Visual IVR and Advanced Agent-caller Collaboration Solutions Help Reduce Call Volume and Handle Time with Live Agents

Salt Lake City, March 8, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that CallVU is part of the DEVone development program and provides new intelligent self-service options for CXone customers on CXexchange. Companies using CXone can engage with customers in their preferred channels and will benefit from CallVU’s solutions including a rich digital interactive experience with visual IVR, advanced agent-caller collaboration and service bots that enhance customer experience and drive digital adoption.

CallVU’s Digital Engagement Hub enables:

•	Call deflection to self-service and call volume reduction for agents

•	First contact resolution, especially in high-value processes

•	Handle time reductions for live agents

CallVU delivers enhanced digital engagement by diverting service calls to digital self-service, allowing customers to quickly and easily resolve issues without having to wait on the line for agents. Users can maximize the efficiency of digital assets, such as existing mobile apps and website apps, and serve them to callers during the live call. With the CallVU Collaboration Module, agents and callers can share rich content including images, videos and forms to enhance the overall interaction. Ultimately the overall rich multimedia experience opens new revenue streams, achieves higher digital usage, reduces costs and builds the organization’s digital brand.

“CallVU is excited for this partnership with NICE inContact and being part of CXexchange,” said Ori Faran, Founder and CEO of CallVU. “Our technology helps organizations to enhance customer experience across all communication channels while relieving the pressure from contact center agents. We’re happy to have these capabilities now integrated with CXone.”

DEVone offers partners broad tools and resources to enable independent software vendors (ISVs) like CallVU to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how CallVU’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

“Our research emphasizes how important it is to give consumers a choice of interaction channels during their customer experience journey,” said Paul Jarman, CEO of NICE inContact. “Offering a Digital Engagement Hub as part of CXone improves the digital experience for consumers and drives greater efficiency in contact center operations. We welcome CallVU as part of the DEVone program and CXexchange marketplace.”

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.